UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DESTINATION MATERNITY CORPORATION

(Exact name of Registrant as specified in Charter)

Delaware	0-21196	13-3045573
(State or Other Jurisdiction of Incorporation or Organization)	Commission File number	(I.R.S. Employer Identification Number)

Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

456 North 5th Street

Philadelphia, PA 19123

(215) 873-2200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Destination Maternity Corporation is the leading designer and retailer of maternity apparel in the United States with 1,906 retail locations, including 578 stores in the United States, Puerto Rico and Canada, and 1,328 leased departments located within department stores and baby specialty stores throughout the United States and Puerto Rico. In addition to the 1,906 retail locations we operate, through an exclusive licensed arrangement we are the exclusive provider of maternity apparel to Kohl’s®, which operates approximately 1,158 stores throughout the United States and offers maternity apparel in a significant number of its stores. We also sell merchandise on the Internet, primarily through DestinationMaternity.com and our various brand-specific websites. We have store franchise and product supply relationships in the Middle East, South Korea and Mexico. Throughout this report, “Destination Maternity”, “DMC”, “we”, “us” or “our” means Destination Maternity Corporation and its consolidated subsidiaries and their predecessors.

We design and contract for the production of over 90% of the products we sell using factories located throughout the world, predominantly outside of the United States. A majority of our products are purchased as finished product made to our design specifications (“Company Branded Products”). We sometimes arrange for the purchase of certain components of Company Branded Products, which we refer to as “Trim”, which are then included on such final finished product. “Trim” includes, without limitation, the following types of products: buttons, zippers, underwire for bras, hooks and eyes, snaps, rivets, buckles and flat hooks. We purchase such Trim from the inventory made available by our suppliers.

As part of our preparation of this report in order to assess the potential presence of conflict minerals1 in any of our products manufactured in 2013, we conducted a review of all Company Branded Products manufactured in 2013 to determine which, if any, of those products may contain conflict minerals. We concluded that, as a retail apparel company, the only component of our products that could potentially contain conflict minerals would be Trim.

At this time, taking into account our due diligence to date, we are not certain whether any of the Trim pieces incorporated into the Company Branded Products that we manufactured in 2013 contain any conflict minerals that were intentionally added and that are necessary to either the functionality or production of any such products, but we are filing this Form SD in the exercise of caution. We will continue to evaluate whether we are required to file any Forms SD in the future.

Item 1.02 Exhibit

Exhibit 1.02 is hereby incorporated into this Item 1.02 by reference.

[1]	For purposes of this item, conflict minerals means:

(1)	Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2)	Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“DRC”).

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	DESTINATION MATERNITY CORPORATION

	By:	/s/ Judd P. Tirnauer
Judd P. Tirnauer
Executive Vice President & Chief Financial Officer